June 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore Eiko Yaoita Pyles Christine Davis

Re:	Letter to LogMeIn, Inc., dated June 23, 2014

Ladies and Gentlemen:

This correspondence is intended to replace the initial correspondence filed on June 24, 2014. As discussed on June 23, 2014, LogMeIn, Inc. (“LogMeIn”) hereby respectfully requests to extend the response deadline by an additional ten business days to July 22, 2014, in order to provide sufficient time to coordinate and prepare its response to the comment letter sent to LogMeIn by the Securities and Exchange Commission on June 23, 2014 in respect of LogMeIn’s Form 10-K for the year ended December 31, 2013 and Form 10-Q for the quarterly period ended March 31, 2014.

Sincerely,

/s/ Michael J. Donahue

Michael J. Donahue

Senior Vice President and General Counsel

LogMeIn, Inc., 320 Summer Street - Boston, MA 02210

Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com